As filed on June 26, 2007                                                        333-101697

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT

Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of issuer of deposited securities as specified in its charter)

Central Electric Company of Brazil
(Translation of issuer's name into English)

The Federative Republic of Brazil
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, New York 10004
Tel. No.: (212) 552-4944
(Address, including zip code, and telephone number of depositary's principal offices)

Depositary Management Corporation
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-4800
(Address, including zip code, and telephone number of agent for service)

With copies to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing                  , on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five hundred preference shares, without par value, of Centrais Elétricas Brasileiras S.A. - Eletrobrás
	N/A	N/A	N/A	N/A

(1)Each unit represents 100 American Depositary Shares.
(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement Nos. 33-87006, 333-8082, and 333-83200.

2

The Prospectus consists of the form of American Depositary Receipt included as Exhibit (a) to Exhibit (a)(2) of this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1) Form of Amended and Restated Deposit Agreement dated as of October 18, 2002 among Centrais Elétricas Brasileiras S.A. - Eletrobrás, JPMorgan Chase Bank (f/k/a Morgan Guaranty Trust Company of New York) as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2) Form of Amendment to Deposit Agreement. Filed herewith.

(b)  Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)  Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)  Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Previously filed.

(e)  Certification under Rule 466.

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 25, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of
ADRs evidencing American Depositary Shares

By: JPMORGAN CHASE BANK, N.A., Depositary

By: /s/ Joseph M. Leinhauser
Name: Joseph M. Leinhauser
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Centrais Elétricas Brasileiras S.A. - Eletrobrás certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on June 25, 2007.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.
- ELETROBRÁS

By: /s/ Valter Luiz Cardeal de Souza
Name: Valter Luiz Cardeal de Souza
Title: Acting President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Valter Luiz Cardeal de Souza and Luiz Augusto Pereira de Andrade Figueira, and each of them, as his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities and on June 25, 2007.

Name	Title

/s/ Valter Luiz Cardeal de Souza	Acting President
Valter Luiz Cardeal de Souza

/s/ Luiz Augusto Pereira de Andrade Figueira	Acting Financial and Investor Relations Director
Luiz Augusto Pereira de Andrade Figueira

Name	Title

/s/ Arlindo Magno de Oliveira	Member of the Board of Directors
Arlindo Magno de Oliveira

/s/ Marcus Pereira Aucélio	Member of the Board of Directors
Marcus Pereira Aucélio

/s/ Miriam Aparecida Belchior	Member of the Board of Directors
Miriam Aparecida Belchior

/s/ Nelson José Hubner Moreira	Member of the Board of Directors
Nelson José Hubner Moreira

/s/ Paulo Bernardo Silva	Member of the Board of Directors
Paulo Bernardo Silva

/s/ Ronaldo Schuck	Member of the Board of Directors
Ronaldo Schuck

/s/ Wagner Bittencourt de Oliveira	Member of the Board of Directors
Wagner Bittencourt de Oliveira

/s/ Scott A. Ziegler	Authorized Representative in the United States
Scott A. Ziegler Depositary Management Corporation

Index to Exhibits

(a)(2)	Amendment to Deposit Agreement

(e)	Certification under Rule 466